Notice to the Oslo Stock Exchange





ORKLA

P.O.Box 423 Skøyen, N-0212 Oslo, Norway
Tele
Tele
www

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 24 January 2005

ORK – Trade subject to notification – options

On 21 January 2005, in connection with Orkla's option programme, 3,333 options were exercised at a strike price of NOK 135.

A total of 1,897,846 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,506,738 own shares.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel.: +47 22 54 44 11
Øysten M. Ore, AVP Investor Relations, Tel.: +47 22 54 44 58

Date: 2 February 2005

ORK – Release of material regarding fourth quarter on 9 February 2005

Orkla will report fourth quarter results on Wednesday 9 February 2005. The results will be available at 8.00 a.m. Norwegian time, and will be presented to investors and analysts in the following ways:

1) Material
PowerPoint-presentation, spreadsheets and quarterly report will be available on Orkla's Internet pages www.orkla.com at 8.00 a.m. Norwegian time.

2) Streaming - in Norwegian
Both the presentation that takes place in Oslo (Vika Atrium Konferansesenter, Munkedamsvn. 45) at 9.00 a.m. Norwegian time, and the following Q&A-session will be given in Norwegian and streamed directly to Orkla's Internet pages www.orkla.no. For registration to the presentation in Oslo, send an e-mail to info@orkla.no before Friday 4 February 2005.

3) Speaker's notes in English
The speaker's notes in English will be published on www.orkla.com shortly after the presentation in Oslo is finished.

4) Conference call in English
The conference call starts at 3.00 p.m. Norwegian time. A presentation of the Q4 results will be given before the Q&A-session commences.
Investors and analysts who wish to participate should call +47 23 00 04 00 and ask the operator for the Orkla presentation. Norwegian-based investors and analysts should dial 800 80 119. Please state your name and company. Press * followed by 1 to queue up for questions. Press * followed by 0 to contact the operator.

The conference will also be distributed directly on Orkla's Internet pages www.orkla.com and First Call, and will be available for on demand at Orkla's internet pages and First Call after the conference.